October 6, 2017

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0306

Attn:	Ms. Dorrie Yale Division of Corporation Finance Office of Healthcare & Insurance

Re:	Novan, Inc. Registration Statement on Form S-3 Filed October 2, 2017 File No. 333-220761 Request for Acceleration

Dear Ms. Yale:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Novan, Inc. hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form S-3 (File No. 333-220761), so that it may be declared effective at 4:30 p.m., Eastern Time on Tuesday, October 10, 2017, or as soon thereafter as is practicable.

If you have any questions, please contact me at (919) 485-8080. Thank you in advance for your assistance.

Sincerely,

/s/ William L. Hodges
William L. Hodges Interim Chief Financial Officer

cc:	G. Kelly Martin, Interim Chief Executive Officer Amy M. Batten, Partner, Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.

4105 Hopson Road

Morrisville, North Carolina 27560

tel: 919-485-8080 | fax: 919-237-9212

www.novan.com